



M.A.D.E. Finest from the Motherland Co
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $124,000

Offering End Date: November 20, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: M.A.D.E. Finest from the Motherland Co

Founded: December 1, 2020

Address: 14155 SE Bush St
             Portland, OR 97236

Industry: Farm Product Raw Material Wholesalers

Employees: 2

Website:
https://madefinestfromthemotherland.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,360 (93.84%) – of the proceeds will go towards working capital- purchasing inventory commodities (coffee beans)

$200 (0.16%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 809 Followers





Business Metrics:

	FY23	FY24	YTD 9/19/2025
Total Assets	$543	$916	$9,154
Cash & Cash Equivalents	$543	$916	$9,154
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$0
Long-term Debt	$0	$0	$0
Revenue	$516	$7	$132,139
Cost of Goods Sold	$0	$3,474	$52,036
Taxes	$0	$0	$0
Net Income	-$798	-$7,628	$11,427

Recognition:

M.A.D.E. Finest from the Motherland Co (DBA Made Finest from the Motherland) is passionate about sustainable farming, ethical practices, and sharing the unique story behind every batch of coffee beans they roast. Their venture is about more than just selling coffee; it's about sharing their family's story, supporting sustainable agriculture, and inviting others to experience the love that goes into every bag of beans. They believe coffee is more than a beverage, it's a way to connect with each other, to pause and appreciate the moment.

About:

M.A.D.E. Finest from the Motherland Co (DBA Made Finest from the Motherland) brings you the freshest organic whole coffee beans, grown on their own family farm, roasted by their team, and delivered directly to you. Their farm-to-cup approach ensures unmatched quality, transparency, and the rich, authentic flavor that only truly handcrafted coffee can provide.

For more information, contact our Customer Support Team at support@thesmbx.com

